UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________

FORM 11-K
___________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-26058
___________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KFORCE 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KFORCE INC.
1001 EAST PALM AVENUE
TAMPA, FL 33605

KFORCE 401(k) RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Plan Administrator
Kforce 401(k) Retirement Savings Plan
Tampa, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018 and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental
The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information presented, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Plan’s auditor since 2010.
Tampa, Florida
June 26, 2020

KFORCE 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
Investments:
At fair value	$154,657,300	$122,660,998
At contract value	17,626,691	15,636,272
Total investments	172,283,991	138,297,270
Receivables:
Participant contributions	650,442	464,020
Employer contributions	1,197,628	1,071,811
Notes receivable from participants	1,465,033	1,392,050
Total receivables	3,313,103	2,927,881
Total assets	$175,597,094	$141,225,151
LIABILITIES
Administrative expenses payable	$27,399	$29,502
Total liabilities	$27,399	$29,502
Net assets available for benefits	$175,569,695	$141,195,649
The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
Investment income:
Net appreciation in fair value of investments	$30,635,575
Interest and dividend income	2,861,852
Total investment income	33,497,427
Interest income on notes receivable from participants	69,379
Contributions:
Participant	19,410,832
Employer	1,197,628
Rollovers	3,311,127
Total contributions	23,919,587
Benefits paid to participants	(22,549,097)
Administrative expenses	(609,950)
Other income	230,705
Change in net assets	34,558,051
Transfers out of plan	(184,005)
Net assets available for benefits:
Beginning of year	141,195,649
End of year	$175,569,695
The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of the Plan
General
The Kforce 401(k) Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by Kforce Inc. (“Kforce”). Through December 31, 2019, substantially all employees of Kforce are eligible under the Plan, except employees that meet certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper.
The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. If there are any discrepancies between the terms of the Plan and this description, the terms of the Plan shall prevail. The Plan is subject to the provisions of the ERISA.
Eligibility
All employees of Kforce are eligible to participate in the Plan with the exception of employees who are:
•Leased employees under Section 414(n) of the Internal Revenue Code (the “Code”);
•Covered by a collective bargaining agreement that does not provide for participation in the Plan;
•Nonresident aliens with no U.S. source earned income;
•Not residents of the U.S.; or
•Not on the U.S. payroll of Kforce.
Additionally, individuals who are independent contractors, regardless of whether they are subsequently determined to be common law employees, are not eligible to participate.
Contributions
Employee contributions are recorded in the period in which the payroll deductions are withheld from the participant's earnings. Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $19,000 for those under age 50 and $25,000 for those age 50 and above for 2019. Effective January 1, 2019, the Plan was amended to automatically increase employee contribution rates by 1% annually (up to a maximum of 8%) for all participants who contribute less than 8% to the plan, excluding highly compensated employees. A participant may elect at any time to stop contributing or to change the contribution rate percentage.
Kforce provides a matching contribution at the discretion of the Board of Directors. Kforce matching contributions, if any, are funded annually in cash to the Plan for eligible participants who, as of the last day of the Plan year, are employed and have completed at least 1,000 hours. Employees are also considered eligible participants if their employment was terminated due to death, total disability or retirement after reaching age 55. For the year ended December 31, 2019, Kforce made matching contributions equal to 10% of each eligible participant’s contributions.
Rollovers
All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. Each participant’s account is credited or charged with the participant’s contributions and allocations of Kforce’s matching contributions, Plan earnings or losses, rollovers and transfers into or withdrawals out of the Plan. In 2015, the Plan eliminated the participant's ability to make new investments in Kforce Inc. common stock.
Vesting
Participants are fully vested in their contributions plus actual earnings thereon, if any. Vesting in Kforce's matching contributions and earnings, if any, is based on years of continuous service. Participants vest at the rate of 20%, 40%, 60% and 100% after two, three, four and five years of service completed, respectively. A participant is 100% vested after five years of credited service or upon death, total disability, normal retirement age or Plan termination.
In-Service Withdrawals
Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:
•Age 59-1/2,
•Financial hardship,
•Rollover contributions, or
•Qualified reservist distributions.

Notes Receivable from Participants
Participants may borrow money from their vested account balance up to the lesser of $50,000 (reduced by the participant’s highest note receivable balance outstanding within the last 12 months, prior to the date of the note receivable), or 50% of the participant’s vested account balance. The notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee. Notes receivable must have a definite repayment period greater than 12 months, but not to exceed five years, unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years.
A participant who terminates employment with an outstanding note receivable has 90 days to pay off the outstanding balance of the note receivable. Upon expiration of the 90 days, the remaining outstanding balance of the note receivable is deemed to be a distribution to the participant. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.
Benefit Payments
The participant is entitled to receive the vested portion of his or her account upon termination of employment. If the vested amount is $1,000 or less, the account is automatically paid to the participant within a reasonable time frame through a distribution; if the vested amount is greater than $1,000 and less than $5,000, the account is automatically paid to the participant within a reasonable time frame through a rollover into an IRA. If the vested amount is more than $5,000, the participant is required to consent to the distribution. Withdrawals from the Plan are paid in cash or Kforce Inc. common stock to the extent that the vested balance is invested in Kforce Inc. common stock.
At December 31, 2019 and 2018, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.
Forfeited Accounts
Non-vested balances resulting from Kforce contributions and earnings are forfeited upon distribution or the date the participant incurs five consecutive one-year breaks in service. A one-year break in service includes any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.
Forfeited non-vested balances are used first to fund any restorations. Any unallocated forfeitures shall be used to reduce administrative expenses payable by the Plan and/or employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and/or to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2019, there was approximately $309,000 in matching contributions made using forfeited funds. Forfeited funds in the suspense account at December 31, 2019 and 2018 were approximately $303,000 and $314,000, respectively, which was maintained in the Guaranteed Income Fund.
Plan Termination
Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator as defined in the Plan ("Plan Administrator") to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive contract, which is recorded at contract value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The fully benefit-responsive investment contract value includes contributions plus earnings and participant transfers into the fund, less participant withdrawals, administrative expenses and participant transfers out of the fund. Refer to Note 4 - "Investment Contract with Insurance Company" for further discussion on the fully benefit-responsive investment contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at the unpaid principal balance plus any accrued and unpaid interest. Delinquent notes receivable are recorded as distributions in accordance with the terms of the Plan document.
Benefit Payments
Benefit payments and withdrawals are recorded when paid.
Administrative Expenses
The Plan's administrative expenses are paid by Kforce, the Plan and/or unallocated forfeitures.
Certain management fees and operating expenses charged to the Plan for investments in mutual funds and mutual funds held in the self-directed accounts are deducted from income or loss on a daily basis and are not separately reflected. These investment-related expenses are included as a reduction in the Net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.
Risks and Uncertainties
The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
During 2020, the U.S. and global macro-economic environments have been severely impacted by the COVID-19 economic and health crisis, and the values of investment securities have been extremely volatile. The economic and market conditions and other effects of COVID-19 may adversely affect the Plan, however, the extent of the potential adverse impact on the participants’ account balances is inherently uncertain and cannot be predicted.
Note 3 - Investments
During the year ended December 31, 2019, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, appreciated in value as follows:

Net Realized and Unrealized Appreciation In Fair Value of Investments
Mutual funds	$29,121,530
Self-directed accounts	347,648
Kforce Inc. common stock	1,166,397
Net appreciation in fair value of investments	$30,635,575

Note 4 - Investment Contract with Insurance Company
The Plan participates in the Prudential Guaranteed Income Fund ("GIF"), a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in its general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
Since the GIF is fully benefit-responsive, contract value is the relevant measurement. Contract value represents contributions plus earnings and participant transfers into the fund, less participant withdrawals, administrative expenses and participant transfers out of the fund.
The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. The Plan Administrator believes that the possibility of the occurrence of events that would cause the Plan to transact at less than contract value is remote. In the case of termination of the investment contract, the contract value would be paid no later than 90 days from the date the Plan sponsor provides notice to discontinue. PRIAC may not terminate the contract at any amount less than contract value.
Note 5 - Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.
•Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.
•Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
•Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability.

Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018:

	Fair Value Measurements at December 31, 2019
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$148,649,440	$148,649,440	$—	$—
Kforce Inc. common stock	4,356,841	4,356,841	—	—
Self-directed accounts	1,651,019	1,651,019	—	—
Total Investments at fair value	$154,657,300	$154,657,300	$—	$—

	Fair Value Measurements at December 31, 2018
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$117,124,846	$117,124,846	$—	$—
Kforce Inc. common stock	4,198,222	4,198,222	—	—
Self-directed accounts	1,337,930	1,337,930	—	—
Total Investments at fair value	$122,660,998	$122,660,998	$—	$—

Note 6 - Federal Income Tax Status
The Internal Revenue Service has issued a favorable determination letter dated November 6, 2017, determining that the Plan and related trust were designed in accordance with applicable requirements of the Code and underlying regulations. The Plan has been amended since receiving the favorable determination letter. Kforce and the Plan Administrator believe that the Plan has been and is currently designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continue to be tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.
Note 7 - Exempt Party-In-Interest Transactions
Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.
At December 31, 2019 and 2018, the Plan held 109,744 and 135,777 shares, respectively, of common stock of Kforce, party-in-interest as the sponsoring employer, with a fair value of $4,356,841 and $4,198,222, respectively. During the year ended December 31, 2019, the plan recorded approximately $94,000 in dividend income related to the Kforce common stock. Additionally, the notes receivable from participant employees of Kforce are considered exempt party-in-interest transactions.
Note 8 - Non-Exempt Transactions
Kforce failed to remit employee 401(k) deferral contributions for certain payrolls within the timeframe prescribed by the Department of Labor, resulting in a prohibited, or non-exempt, transaction in accordance with ERISA and the Internal Revenue Code. Kforce has corrected the prohibited transaction by depositing the lost earnings, filing the required Form 5330 with the Internal Revenue Service, and paying the appropriate excise tax.
Note 9 - Subsequent Events
In January 2020, Congress passed the Setting Every Community Up for Retirement Enhancement Act of 2019, which contained various retirement system reform provisions. Kforce will implement certain of the provisions as applicable to the Plan, and will assess the need for any Plan amendments, if required.
In March 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law. The Plan is in the process of operationally being amended to implement certain of the permitted changes. The amendments to the Plan include allowing for: a) qualified individuals to request coronavirus-related distributions up to $100,000, b) participants to delay loan repayments for up to 1 year, and c) a temporary waiver of required minimum distributions.

The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued and determined there were no additional subsequent events requiring adjustments or disclosures in the financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

Identity of Party Involved	Description of Investment	Current Value**
Kforce Inc. *	Common Stock	$4,356,841
Vanguard Growth Index Institutional	Mutual Fund	23,964,518
American Funds EuroPacific Growth R6	Mutual Fund	22,249,422
Vanguard US Value Inv	Mutual Fund	19,824,132
Fidelity 500 Index	Mutual Fund	15,134,546
Vanguard Small-Cap Growth Index I	Mutual Fund	12,116,916
MassMutual Select Mid Cap Growth I	Mutual Fund	10,415,944
PGIM Total Return Bond R6	Mutual Fund	9,611,600
Vanguard Small-Cap Index Institutional	Mutual Fund	8,419,972
Vanguard Mid-Cap Value Index Admiral	Mutual Fund	6,195,218
American Funds American Balanced R6	Mutual Fund	5,566,225
Vanguard Mid-Cap Index Admiral	Mutual Fund	3,272,571
Federated High Yield Trust Institutional	Mutual Fund	3,118,365
DFA Intermediate Government Fixed Income Institutional	Mutual Fund	2,702,348
DFA Global Equity Institutional	Mutual Fund	2,414,096
Vanguard Small-Cap Value Index I	Mutual Fund	2,158,163
PIMCO Real Return Institutional	Mutual Fund	944,169
Templeton Global Bond Adv	Mutual Fund	541,235
Guaranteed Income Fund*	Unallocated Insurance Contract	17,626,691
Notes receivable from participants*	Interest rates 4.25% to 6.50%, maturing through 2034	1,465,033
Self-Directed Accounts	Mutual Funds/Common Stock	1,651,019
Total		$173,749,024

*	Indicates a party-in-interest to the Plan.
**	Cost information not required for participant directed investments.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2019

				Total that Constitutes Nonexempt Prohibited Transactions
Payroll Date	Fund Date	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments Are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
6/30/2019	7/12/2019	$241,915	☑	$—	$241,915	$—	$—

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce 401(k) Retirement Savings Plan

June 26, 2020	/s/ JEFFREY B. HACKMAN
Jeffrey B. Hackman
Senior Vice President, Finance and Accounting of the Plan Administrator, Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm